LION COPPER AND GOLD CORP. ANNOUNCES DEFINITIVE AGREEMENT ON
OPTION TO ACQUIRE TWO B.C. PROPERTIES

January 31, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has entered into a definitive agreement with Houston Minerals Ltd. on the previously announced proposed acquisition of  (see news release of October 21, 2021) a 100% interest in the Chaco Bear Property and the Ashton Property (collectively, the "Properties"). The Properties are comprised of 19 mineral claims covering 80 square kilometers within what the Company believes to be some of the most prospective areas of British Columbia.

The Chaco Bear Property is located directly east of the Golden Triangle in Northern British Columbia, within the Stikine Terrane and hosted in similar rock formations as the Eskay Creek deposit, a precious metals volcanogenic massive sulphide (VMS) deposit in the Golden Triangle of British Columbia that was in production from 1994 to 2008 (Figure 1).

The Ashton Property is located near Lytton, British Columbia within the Spences Bridge Group, a narrow, northwest-trending belt of early cretaceous volcanic rocks covering nearly 3,200 square kilometers from Princeton to Lillooet in British Columbia that are highly prospective for epithermal style gold mineralization (Figure 2).

The Company advises that it is in the midst of processing data obtained from the 2021 field exploration programs completed by Houston Minerals Ltd. on both the Chaco Bear and Ashton properties, with results to be made public in a future announcement.

Travis Naugle, Lion CG's CEO, states "We are pleased to have added these exciting properties to our exploration pipeline. We are intrigued by initial reports from the field exploration programs and look forward to being able to provide these results in the near future."

Closing is subject to stock exchange approval.

About Lion CG

Lion CG is listed on the TSX-V: LEO and OTCBB: LCGMF and is primarily focused on advancing its MacArthur Copper Project in Mason Valley, Nevada.

The Company is also continuing its tradition of securing and advancing potential district scale resources through discovery, development, and partnerships with the intent of eventually providing metals essential in the development of alternative energy solutions.

Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

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